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                  [Sanifill Press Release Paper appears here]

                                                                      EXHIBIT 99



FOR IMMEDIATE RELEASE                 CONTACT:  J. Chris Brewster
- ---------------------
                                                      713/942-6216
                                                      FIL #96-11

              SANIFILL CLOSES THE SALE OF ITS MARINE NONHAZARDOUS
                OILFIELD WASTE OPERATIONS TO NEWPARK RESOURCES

       Houston, Texas (August 12, 1996) -- Sanifill, Inc. (NYSE-FIL) and Newpark Resources, Inc. (NYSE-NR) today announced that they have closed the previously announced acquisition by Newpark of the marine-related nonhazardous oilfield waste ("NOW") operations of Campbell Wells, Ltd. ("Campbell Wells"), a Sanifill subsidiary, for a purchase price of $70.5 million in cash.

       In the acquisition, Newpark purchased substantially all of Campbell Well's non-landfarm NOW assets and assumed leases associated with five transfer stations located along the Gulf Coast and three receiving docks at the landfarm facilities operated by Campbell Wells, all of which are located in Louisiana. For the year ended December 31, 1995, Campbell Wells had revenues of approximately $19 million from the business acquired by Newpark. Sanifill will continue to own and operate its Louisiana NOW landfarms and its South Texas NOW disposal site.

       Newpark, Sanifill and Campbell Wells have also entered into a NOW disposal agreement that became effective today, which provides for the delivery of an agreed-upon annual volume of NOW to Campbell Wells' landfarms for disposal over a 25-year period. Campbell Wells and Sanifill also today agreed to refrain from competing in the Marine NOW collection business in the States of Louisiana, Texas, Mississippi and Alabama and in the Gulf of Mexico for a limited period. Campbell Wells and Sanifill will continue to compete for the disposal of NOW waste that are generated on and are transported by land.

       Lorne Bain, Sanifill's Chairman and Chief Executive Officer, said, "We are very pleased with the conclusion of this transaction. We expect the effect of this sale to be neutral to slightly accretive to Sanifill's earnings per share. The cash proceeds will be used to pay down bank debt, but in effect these funds will be rapidly deployed in acquisitions and development activities focused on building the Company's core solid waste business."

       Sanifill, Inc., headquartered in Houston, Texas, is an environmental services company specializing in the management and disposal of nonhazardous waste in 23 states, the District of Columbia, the Commonwealth of Puerto Rico, Mexico and Canada.